Exhibit (a)(2)

From: KBS Real Estate Investment Trust II, Inc.

To: Financial Advisors

Re: KBS Real Estate Investment Trust II, Inc. Board of Directors Makes Recommendation Regarding Tender Offer

On November 25, 2014, CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC commenced an unsolicited tender offer to purchase up to 10,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares”), of KBS Real Estate Investment Trust II, Inc. (the “Company”) at a price of $4.00 per Share in cash (the “Tender Offer”).

After thoroughly and carefully reviewing and evaluating the Tender Offer and consulting with the Company’s management and receiving advice from the Company’s outside legal advisor, the Board of Directors of the Company unanimously recommends that the Company’s stockholders reject the Tender Offer and not tender their Shares.

For additional information, please access our SEC filings related to this matter, available on the SEC’s web site at www.sec.gov.